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                              May 12, 2021

       Peter Wojcik
       Chief Executive Officer
       Pharmagreen Biotech Inc.
       2987 Blackbear Court
       Coquitlam, British Columbia V3E 3A2

                                                        Re: Pharmagreen Biotech
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed January 8,
2021
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 000-56090

       Dear Mr. Wojcik:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations.
       Capital Resources and Liquidity, page 5

   1. We note your disclosure that as a result of the voluntary petition for reorganization under
                                                        Chapter 11 of the
United States Bankruptcy Code, various convertible note holders triggered default
provisions on your outstanding convertible notes. Please disclose the impact of entering and
emerging from Chapter 11 Bankruptcy proceedings on your
                                                        liquidity, debt
obligations, financial position and results of operations.

       Financial Statements
       Consolidated Statements of Operations and Comprehensive Income (Loss), page 11
 Peter Wojcik
FirstName  LastNamePeter
Pharmagreen  Biotech Inc. Wojcik
Comapany
May        NamePharmagreen Biotech Inc.
     12, 2021
May 12,
Page  2 2021 Page 2
FirstName LastName

2. Please revise to present the impairment loss from property and equipment within operating expenses, included in net loss before other income (expenses). Refer to guidance in ASC 360-10-45-4
Notes to the Consolidated Financial Statements
1.Nature of Business and Continuance of Operations, page 14

3.
         We note your disclosure that you filed voluntary petitions for reorganization under
         Chapter 11 of the United States Bankruptcy Code in the District Bankruptcy Court for the
         District of Nevada on August 7, 2020. You also disclosed on page 3, that the Company filed motions with the Court seeking authorization to continue to operate its businesses as
            debtors-in-possession    under the jurisdiction of the Court.
Please explain in detail why
         the financial statements for the periods during reorganization proceedings presented here
         are not labeled as    debtors-in-possession". In addition, tell us and
disclose whether you
         filed a plan of reorganization and disclosure statement with the court and whether the court confirmed the reorganization plan and issued a final decree of your case. Refer to
         ASC 852-10-55-2 and revise your financial statements and disclosures as appropriate.

4. Considering the comment above, please explain in detail how you considered the financial statement presentation requirements in ASC 852-10-45 and related disclosures in ASC
         852-10-50 applicable to entities during reorganization proceedings under Chapter 11.
         Revise your financial statements and disclosures as appropriate.

Form 10-Q for the Quarterly Period Ended December 31, 2020

Financial Statements
Notes to the Condensed Consolidated Financial Statements
1. Nature of Business and Continuance of Operations, page 7

5. We note your disclosure that on October 9, 2020 a stay order was lifted by a United States
         District Judge of the United States District Court for the Southern District of New York
         which effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection. Please clarify whether you met the criteria in ASC 852-10-45-19 to qualify for fresh start reporting and tell us how you concluded the accounting and reporting requirements under the guidance ASC 852-10-45-17 to 45-28 and ASC 852-10-50-7 are not applicable to your financial statements for the three months ended December 31,
         2020. Revise your financial statements and disclosures as appropriate. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Wojcik
Pharmagreen Biotech Inc.
May 12, 2021
Page 3




      You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-
3388 with any questions.



FirstName LastNamePeter Wojcik                          Sincerely,
Comapany NamePharmagreen Biotech Inc.
                                                        Division of Corporation
Finance
May 12, 2021 Page 3                                     Office of Energy &
Transportation
FirstName LastName